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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 2)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

Yintech Investment Holdings Limited
(Name of the Issuer)

Yintech Investment Holdings Limited
Yinke Holdings Ltd
Yinke Merger Co. Ltd
Wenbin Chen
Coreworth Investments Limited
Yinke Management Holdings Ltd
Ming Yan
Harmony Creek Investments Limited
Ningfeng Chen
Rich Horizon Investments Limited
Sina Corporation
MeMeStar Limited
Sino August Investment Limited
Bingsen Chen
Pan Hou Capital Management Limited
Lanxiang Wang
Chang Qing Investment Management Company Limited
Juehao Li
Orchid Asia VI, L.P.
Orchid Asia V Co-Investment, Limited
OAVI Holdings, L.P.
Orchid Asia VI GP, Limited
Orchid Asia V Group Management, Limited
Orchid Asia V Group, Limited
AREO Holdings Limited
YM Investment Limited
The Li Family (PTC) Limited
Lam Lai Ming
Fanghai Yu
Yu Zou
Dongda Zou
Qin Wang
Youbin Leng
Jigeng Chen
Pingsen Chen
Dikuo Bo
Xinzhou Tang
(Name of Person(s) Filing Statement)

Ordinary Shares, par value US$0.00001 per share*
American Depositary Shares, each representing twenty Ordinary Shares
(Title of Classes of Securities)

98585M108**
(CUSIP Number of Classes of Securities)

Yintech Investment Holdings Limited 3rd Floor, Lujiazui Investment Tower No.360 Pudian Road, Pudong District, Shanghai, 200125, People's Republic of China Attention: Di Qian Tel: +86 (21) 2028 8020	Yinke Holdings Ltd
Yinke Merger Co. Ltd
Wenbin Chen
Coreworth Investments Limited
Yinke Management Holdings Ltd
Ming Yan
Harmony Creek Investments Limited
Ningfeng Chen
Rich Horizon Investments Limited
Sina Corporation
MeMeStar Limited
Sino August Investment Limited
Bingsen Chen
Pan Hou Capital Management Limited
Lanxiang Wang

Chang Qing Investment Management Company Limited
Juehao Li
Orchid Asia VI, L.P.
Orchid Asia V Co-Investment, Limited
OAVI Holdings, L.P.
Orchid Asia VI GP, Limited
Orchid Asia V Group Management, Limited
Orchid Asia V Group, Limited
AREO Holdings Limited
YM Investment Limited
The Li Family (PTC) Limited
Lam Lai Ming
Fanghai Yu
Yu Zou
Dongda Zou
Qin Wang
Youbin Leng
Jigeng Chen
Pingsen Chen
Dikuo Bo
Xinzhou Tang
c/o 3rd Floor, Lujiazui Investment Tower, 360 Pudian Road
Pudong New Area, Shanghai, 200122, People's Republic of China
Attention: Wenbin Chen
Tel: +86 (21) 2028 8020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

David T. Zhang, Esq. Xiaoxi Lin, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen's Road, Central Hong Kong Tel: +852 3761 3300	Howard Zhang, Esq.
Davis Polk & Wardwell LLP
2201, China World Office 2
No. 1, Jian Guo Men Wai Avenue
Beijing 100004, China
Tel: +86 10 8567 5000

Li He, Esq.
Davis Polk & Wardwell LLP
18th Floor, The Hong Kong Club Building
3A Chater Road
Hong Kong
Tel: +852 2533 3300	Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86-10-6535-5500

            This statement is filed in connection with (check the appropriate box):

    ☐The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    ☐The filing of a registration statement under the Securities Act of 1933.

    ☐A tender offer.

    ☒None of the above.

            Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

            Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****

US$49,023,307.18	US$6,363.23

*
Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American depositary shares ("ADSs"), each representing twenty (20) ordinary shares, par value US$0.00001 per share, of the Company (the "Ordinary Shares").

**
CUSIP number of the ADSs.

***
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$0.365 for 123,903,040 outstanding Ordinary Shares of the issuer (including shares represented by ADSs) subject to the transaction, plus (b) the product of 16,510,740 Ordinary Shares underlying the outstanding options multiplied by US$0.202 per option share (which is the difference between the US$0.365 per Ordinary Share merger consideration and the exercise price of the options of US$0.163 per Ordinary Share), and plus (c) the product of 1,269,940 Ordinary Shares underlying the outstanding restricted share units multiplied by US$0.365 per Ordinary Share ((a), (b) and (c) together, the "Transaction Valuation").

****
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	US$6,363.23	Filing Party: Yintech Investment Holdings Limited, Yinke Holdings Ltd, Yinke Merger Co. Ltd, Wenbin Chen, Coreworth Investments Limited, Ming Yan, Harmony Creek Investments Limited, Ningfeng Chen, Rich Horizon Investments Limited. Sina Corporation. MeMeStar Limited. Sino August Investment Limited. Bingsen Chen, Pan Hou Capital Management Limited. Lanxiang Wang. Chang Qing Investment Management Company Limited, Juehao Li, Orchid Asia VI, L.P., Orchid Asia V Co-Investment, Limited. OAVI Holdings, L.P., Orchid Asia VI GP, Limited. Orchid Asia V Group Management, Limited. Orchid Asia V Group, Limited, AREO Holdings Limited, YM Investment Limited. The Li Family (PTC) Limited. Lam Lai Ming. Fanghai Yu, Yu Zou. Dongda Zou. Qin Wang, Youbin Leng, Jigeng Chen. Pingsen Chen, Dikuo Bo and Xinzhou Tang
Form or Registration No.:	Schedule 13E-3 (File No. 005-84817)	Date Filed: September 16, 2020

            NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 INTRODUCTION

        This amendment No. 2 (this "Final Amendment") to transaction statement pursuant to Rule 13e-3 amends and supplements the transaction statement pursuant to Rule 13e-3 filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on September 16, 2020 and amended on October 16, 2020 (together with the exhibits thereto, as amended, the "Transaction Statement"). Except as provided herein, this Final Amendment does not modify any of the information previously reported on the Transaction Statement.

        This Final Amendment is being filed jointly by the following Persons (each separately, a "Filing Person," and collectively, the "Filing Persons"): (a) Yintech Investment Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the Ordinary Shares, including the Ordinary Shares represented by ADSs, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Yinke Holdings Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"); (c) Yinke Merger Co. Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"); (d) Mr. Wenbin Chen, co-founder, chairman of the board of the directors and chief executive officer of the Company, Coreworth Investments Limited, a company incorporated under the laws of the British Virgin Islands and wholly-owned by Mr. Wenbin Chen, and Yinke Management Holdings Ltd, a company incorporated under the laws of the Cayman Islands and wholly-owned by Mr. Wenbin Chen; (e) Mr. Ming Yan, co-founder and director of the Company, and Harmony Creek Investments Limited, a company incorporated under the laws of the British Virgin Islands and wholly-owned by Mr. Ming Yan; (f) Ms. Ningfeng Chen, co-founder and director of the Company, and Rich Horizon Investments Limited, a company incorporated under the laws of the British Virgin Islands and wholly-owned by Ms. Ningfeng Chen; (g) Sina Corporation, a company incorporated under the laws of the Cayman Islands, and MeMeStar Limited, a company incorporated under the laws of the British Virgin Islands and wholly-owned by SINA, (h) Sino August Investment Limited, a company incorporated under the laws of the British Virgin Islands, and Bingsen Chen who beneficially owns 100% equity interest in Sino August; (i) Pan Hou Capital Management Limited, a company incorporated under the laws of the British Virgin Islands, and Lanxiang Wang who beneficially owns 100% equity interests in PHC; (j) Chang Qing Investment Management Company Limited, a company incorporated under the laws of the British Virgin Islands, and Juehao Li who beneficially owns 100% equity interest in Chang Qing, (k) Orchid Asia VI, L.P., a Cayman Islands exempted limited partnership, Orchid Asia V Co-Investment, Limited, a company organized and existing under the law of Cayman Islands, OAVI Holdings, L.P., a Cayman Islands exempted limited partnership and the general partner of Orchid Asia VI, L.P., Orchid Asia VI GP, Limited, a Cayman Islands company and the general partner of OAVI Holdings, L.P. and a wholly owned subsidiary of Orchid Asia V Group Management, Limited., Orchid Asia V Group Management, Limited, a Cayman Islands limited company and a wholly-owned subsidiary of Orchid Asia V Group, Limited and also the investment manager of Orchid Asia VI, L.P., Orchid Asia V Group, Limited, a Cayman Islands company and a wholly-owned subsidiary of AREO Holdings Limited, AREO Holdings Limited, a British Virgin Islands company, the controlling shareholder of Orchid Asia V Co-Investment, Limited and wholly-owned by Ms. Lam Lai Ming, YM Investment Limited, a British Virgin Islands company and wholly-owned by The Li 2007 Family Trust. The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming as the settlor, The Li Family (PTC) Limited as trustee and Ms. Lam Lai Ming and her family members as the beneficiaries, and Ms. Lam Lai Ming; (l) Fanghai Yu; (m) Yu Zou; (n) Dongda Zou; (o) Qin Wang; (p) Youbin Leng; (q) Jigeng Chen, vice president of the Company; (r) Pingsen Chen, vice president of the Company; (s) Dikuo Bo, vice president of the Company; and (t) Xinzhou Tang, vice president of the Company. Filing Persons (b) through (t) are collectively referred to herein as the "Buyer Group."

        The Transaction Statement relates to the Agreement and Plan of Merger dated August 17, 2020 (the "Merger Agreement") by and among the Company, Parent and Merger Sub providing for the merger of Merger Sub with and into the Company (the "Merger") in accordance with the Part XVI and in particular Section 233(7) of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the "Cayman Islands Companies Law"), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Law, the "Surviving Company") resulting from the Merger.

        This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transactions that are the subject of the Transaction Statement.

        All information contained in the Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

ITEM 15.    ADDITIONAL INFORMATION

        Item 15 is hereby amended and supplemented as follows:

(c)   Other Material Information

        On November 18, 2020, the Company and Merger Sub filed with the Registrar of Companies of the Cayman Islands a plan of merger (the "Plan of Merger"), pursuant to which the Merger became effective on November 18, 2020 (the "Effective Time"), with Merger Sub merging with and into the Company and the Company becoming a private company wholly owned directly and indirectly by Parent.

        Pursuant to the Plan of Merger, at the Effective Time, (i) each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below) and Ordinary Shares represented by ADSs) was cancelled in exchange for the right to receive US$0.365 in cash per Ordinary Share without interest (subject to adjustment as described below) (the "Per Share Merger Consideration"); (ii) each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Ordinary Shares represented by such ADSs, was cancelled in exchange for the right to receive US$7.30 in cash per ADS without interest (subject to adjustment as described below) (the "Per ADS Merger Consideration"), (less a US$0.05 per ADS cancellation fee and a US$0.04 per ADS depositary services fee, if that fee has not already been collected pursuant to the terms of the deposit agreement, dated as of March 24, 2016, by and among the Company, The Bank of New York Mellon, as depositary for ADSs (the "Depositary"), and all owners and holders from time to time of ADSs issued thereunder).

        The "Excluded Shares" include (a) 1,338,235,875 Ordinary Shares held by the members of the Buyer Group which has been contributed to Merger Sub on November 6, 2020, (b) any other Ordinary Shares (including Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Company (as treasury shares, if any) or any of their respective subsidiaries, and (c) Ordinary Shares (including Ordinary Shares represented by ADSs) held by the Depositary, the Company and the Company's representatives, and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options (as defined below) or Company RSUs (as defined below).

        In addition, pursuant to the Merger Agreement, at the Effective Time, (a) each option to purchase the Ordinary Shares granted under the Company's Second Amended and Restated 2013 Share Option Scheme and Fourth Amended and Restated 2014 Share Option Scheme in accordance with the terms thereof (each a "Company Option") that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, was cancelled as of the Effective Time, automatically and without action by the holder of such granted Company Option, and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Ordinary Share subject to such Company Option (the "Exercise Price"), multiplied by (ii) the number of Ordinary Shares underlying such Company Option (the "Option Consideration"), which amount will be paid as promptly as practicable following the Effective Time by the Surviving Company; provided that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option has been cancelled without any payment therefor; and (b) each restricted share unit granted under the Company's Third Amended and Restated Pre-IPO RSU Scheme in accordance with the terms thereof (each a "Company RSU") that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, was cancelled as of the Effective Time, automatically and without action by the holder of such granted Company RSU, and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of the Ordinary Shares underlying such Company RSU (the "RSU Consideration"), which amount will be paid as promptly as practicable following the Effective Time by the Surviving Company.

        The Company has requested that trading of the ADSs on the Nasdaq Global Select Market be suspended, and that the Nasdaq Stock Market LLC ("Nasdaq") file with the SEC a Form 25 notifying the SEC of Nasdaq's withdrawal of the ADSs from listing on Nasdaq and intention to withdraw the Ordinary Shares from registration under Section 12(b) of the Exchange Act. The Company intends to file with the SEC, ten (10) days after Nasdaq files the Form 25, a Form 15 suspending the Company's reporting obligations under the Exchange Act and withdrawing the registration of the Ordinary Shares under the Exchange Act. The Company's obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Ordinary Shares becomes effective.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Transaction Statement is true, complete and correct.

Dated: November 18, 2020

Yintech Investment Holdings Limited
By:	/s/ YAO JUE
	Name:	Yao Jue
	Title:	Director and Chairwoman of the Special Committee

Yinke Merger Co. Ltd
By:	/s/ WENBIN CHEN
	Name:	Wenbin Chen
	Title:	Director

Yinke Holdings Ltd
By:	/s/ WENBIN CHEN
	Name:	Wenbin Chen
	Title:	Director

Wenbin Chen
/s/ WENBIN CHEN
Coreworth Investments Limited
By:	/s/ WENBIN CHEN
	Name:	Wenbin Chen
	Title:	Authorized Signatory

Yinke Management Holdings Ltd
By:	/s/ WENBIN CHEN
	Name:	Wenbin Chen
	Title:	Authorized Signatory

Ming Yan
/s/ MING YAN
Harmony Creek Investments Limited
By:	/s/ MING YAN
	Name:	Ming Yan
	Title:	Authorized Signatory

Ningfeng Chen
/s/ NINGFENG CHEN
Rich Horizon Investments Limited
By:	/s/ NINGFENG CHEN
	Name:	Ningfeng Chen
	Title:	Authorized Signatory

Bingsen Chen
/s/ BINGSEN CHEN
Sino August Investment Limited
By:	/s/ BINGSEN CHEN
	Name:	Bingsen Chen
	Title:	Director

MeMeStar Limited
By:	/s/ YAN YANG
	Name:	Yan Yang
	Title:	Director
Sina Corporation
By:	/s/ CHARLES GUOWEI CHAO
	Name:	Charles Guowei Chao
	Title:	Chairman of the Board and Chief Executive Officer

Lanxiang Wang
/s/ LANXIANG WANG
Pan Hou Capital Management Limited
By:	/s/ WEIWEI ZHOU
	Name:	Weiwei Zhou
	Title:	Director

Juehao Li
/s/ JUEHAO LI
Chang Qing Investment Management Company Limited
By:	/s/ JUEHAO LI
	Name:	Juehao Li
	Title:	Director

Orchid Asia VI, L.P.
By:	/s/ GABRIEL LI
	Name:	Gabriel Li
	Title:	Authorized Representative
Orchid Asia V Co-Investment, Limited
By:	/s/ GABRIEL LI
	Name:	Gabriel Li
	Title:	Director
OAVI Holdings, L.P.
By:	/s/ GABRIEL LI
	Name:	Gabriel Li
	Title:	Authorized Representative
Orchid Asia VI GP, Limited
By:	/s/ GABRIEL LI
	Name:	Gabriel Li
	Title:	Director
Orchid Asia V Group Management, Limited
By:	/s/ GABRIEL LI
	Name:	Gabriel Li
	Title:	Director
Orchid Asia V Group, Limited
By:	/s/ GABRIEL LI
	Name:	Gabriel Li
	Title:	Director
AREO Holdings Limited
By:	/s/ LAM LAI MING
	Name:	Lam Lai Ming
	Title:	Director

YM Investment Limited
By:	/s/ LAM LAI MING
	Name:	Lam Lai Ming
	Title:	Director
The Li Family (PTC) Limited
By:	/s/ GABRIEL LI
	Name:	Gabriel Li
	Title:	Authorized Signatory
Lam Lai Ming
/s/ FANGHAI YU
Fanghai Yu
/s/ YU ZOU
Yu Zou
/s/ DONGDA ZOU
Dongda Zou
/s/ QIN WANG
Qin Wang
/s/ YOUBIN LENG
Youbin Leng
/s/ JIGENG CHEN
Jigeng Chen

/s/ PINGSEN CHEN
Pingsen Chen
/s/ DIKUO BO
Dikuo Bo
/s/ XINZHOU TANG
Xinzhou Tang

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INTRODUCTION
  ITEM 15. ADDITIONAL INFORMATION
SIGNATURE